TASEKO’S FLORENCE COPPER PROJECT ACHIEVES MAJOR MILESTONE

January 8, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) (“Taseko” or the "Company") is pleased to announce that following receipt of all necessary state and federal operating permits, wellfield operations were commenced and injection and recovery systems have now been fully ramped up at its Florence Copper Project in central Arizona. Following an initial leaching period, leach solutions are flowing at expected levels and copper has been detected in solutions recovered from process sample wells.

Russell Hallbauer, President and CEO of Taseko commented, “Our preliminary tracer tests of the wellfield in the third quarter 2018 exhibited robust percolation rates through the ore body. These results were as good as, and in some cases better than, modeled in the 2017 technical study. The rate at which the dissolved copper is increasing in the leach solution further confirms historical test work and technical data.”

“We have always taken a disciplined and measured approach with all of our capital projects. We perform the necessary work to ensure our projects are technically sound, that we understand our capital commitments and that the environment is protected. While it has taken us some time to get to this point with Florence, the additional time taken will ensure that the project generates strong returns for our shareholders and protects the environment to the highest standards for the local community,” added Mr. Hallbauer.

“With operating costs of US$1.10 per pound of copper, an extremely low capital cost intensity of US$5,200 per tonne of copper capacity and a pre-tax net present value of US$920 million, Florence Copper will bolster the long-term financial returns of the Company, and we are excited about the next step in this process,” concluded Mr. Hallbauer.

The content of this release was reviewed and approved by Dan Johnson PE, Vice-President/General Manager for Florence Copper, Inc., and a Qualified Person under National Instrument 43-101.

The NI 43-101 technical report is available on www.sedar.com or the Company’s website at www.tasekomines.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore;
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•	the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
•	our reliance upon key personnel; and
•	uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.